Exhibit 99.1

Opera Declares Upcoming Cash Dividend of $0.40 per Share Under Its Recurring Dividend Program

OSLO, Norway, June 10, 2026 – Opera Limited (NASDAQ: OPRA), a leading global browser and AI agent company, today announced that its Board of Directors has declared its next semi-annual cash dividend of $0.40 per share to holders of the company’s ordinary shares and American Depositary Shares (“ADSs”), each representing one ordinary share, payable on or about July 14, 2026, to shareholders of record as of the close of business on July 7, 2026. Based on 89,552,967 ordinary shares outstanding as of March 31, 2026, the aggregate dividend would be approximately $35.8 million. The actual aggregate amount payable will be determined based on the number of shares outstanding on the record date and will reflect shares repurchased by Opera under its ongoing share repurchase program prior to that date. Dividends to be paid to the holders of ADSs through the depositary bank, The Bank of New York Mellon, will be subject to the terms of the deposit agreement.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across devices. Hundreds of millions worldwide use Opera’s mobile and desktop browsers for their speed, security, and unique features, enhanced with integrated AI that enables users to navigate and interact with the web in new transformative ways. Founded in 1995 and headquartered in Oslo, Norway, Opera is listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download Opera products from opera.com and learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com